Request to Cancel the Acceleration Requestion of the Effective Date of the Registration Statement Form S-1

LANDBAY INC
CIK: 0001672572
3906 Main Street, 207
Flushing, NY11354

Augest 8, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Attention:
     David Link
     Michael Killoy
     John Reynolds
     Brain McAllister
     Rufus Decker

Re: Landbay Inc
    Registration Statement on Form S-1
    Filed April 25, 2016
    File No. 333-210916

We request to cancel the acceleration requestion of the effective date of the pending registration statement.

Wanjun Xie
Wanjun Xie

President
Landbay Inc
Date: Augest 8, 2016